1616 S Voss, Suite 725

Houston, TX 77057

303-993-3200

September 13, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

Attn: Cheryl Brown

Washington D.C. 20549

Phone: (202) 551-3905

Re:	U.S. Energy Corp.
Registration Statement on Form S-3
Filed September 2, 2022
File No. 333-267286
Withdrawal of Acceleration Request

Dear Ms. Brown:

Reference is made to our letter, filed as correspondence via EDGAR on September 13, 2022, in which we requested the acceleration of the effective date of the above-captioned registration statement on Form S-3 (the “Registration Statement”) to become effective on Thursday, September 15, 2022, at 2:00 p.m., Eastern Time, or as soon thereafter as practicable (the “Effective Date and Time”), in accordance with Rule 461 under the Securities Act of 1933, as amended.

We respectfully formally withdraw our request for acceleration of the above-referenced Registration Statement immediately. We plan to file an updated acceleration request relating to the Registration Statement shortly after the date of this letter.

Thank you for your assistance in this matter.

Sincerely,

/s/ Ryan L. Smith
Chief Executive Officer